EXHIBIT 99.1
                                                                    ------------



VASOGEN INC.

CONTACT:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / INVESTOR@VASOGEN.COM

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  VASOGEN ANNOUNCES THIRD QUARTER 2003 RESULTS

MISSISSAUGA, ONTARIO (OCTOBER 16, 2003) - VASOGEN (TSX:VAS; AMEX:VSV) today reported the results of operations for the third quarter of 2003. Comparative figures relate to the three-month and nine-month periods ending August 31, 2003, and to the three-month and nine-month periods ending August 31, 2002. All amounts referenced herein are in Canadian dollars, unless otherwise stated.

Cash, cash equivalents, and marketable securities held to maturity totalled $70.6 million at August 31, 2003, versus $42.7 million at year-end 2002. During the third quarter, the Company completed a private placement for gross proceeds of $50.7 million (US$37.9 million), resulting in the issuance of 9.5 million shares at a price of US$4.00 per share.

The loss for the third quarter of 2003 was $5.9 million, or $0.10 per share, compared with a loss of $4.2 million, or $0.08 per share, in 2002. The loss for the nine months ended August 31, 2003, was $18.6 million, or $0.34 per share, compared with a loss of $13.7 million, or $0.28 per share, in 2002. The increased loss resulted mainly from higher costs associated with the advancement of the Company's phase III clinical programs in chronic heart failure and peripheral arterial disease.

Research and development expenditures totalled $5.8 million in the third quarter of 2003, compared with $2.5 million in 2002. For the nine months ended August 31, 2003, research and development expenses totalled $14.2 million, compared with $8.5 million in 2002. The increase in spending primarily reflects costs to support Vasogen's phase III programs.

General and administration expenditures totalled $2.6 million for the third quarter of 2003, compared with $2.0 million in 2002. For the nine months ended August 31, 2003, general and administration expenses totalled $7.2 million, compared with $5.6 million in 2002. These increases resulted mainly from increases in insurance expense and other infrastructure costs associated with supporting the Company's clinical programs.

Foreign exchange gain on cash, cash equivalents, and marketable securities balances denominated in United States currency totalled $2.2 million for the third quarter of 2003, compared with a nominal loss in 2002. For the nine months ended August 31, 2003, the foreign exchange gain on cash, cash equivalents, and marketable securities balances denominated in United States currency totalled $1.9 million, compared with a loss of $0.3 million in 2002. This unrealized foreign exchange gain is a result of changes in foreign exchange rates subsequent to the financing completed during the quarter, the proceeds of which were held in securities denominated in U.S. dollars.

For the third quarter of 2003, investment income was comparable to the same period in 2002. For the nine months ended August 31, 2003, investment income totalled $0.8 million, compared with $0.7 million for the same period in 2002.

An expanded Management's Discussion and Analysis for the quarter is accessible on Vasogen's Web site at WWW.VASOGEN.COM.

                                                      ...PAGE 2 OCTOBER 16, 2003


Highlights:

o Vasogen initiated patient enrollment in its pivotal phase III ACCLAIM (Advanced Chronic Heart Failure CLinical Assessment of Immune Modulation Therapy) trial in chronic heart failure. The Cleveland Clinic Foundation, Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, and l'Hopital Notre-Dame du CHUM (University of Montreal), were the first centers to enroll patients in the study. The ACCLAIM trial is designed to confirm the ability of Vasogen's immune modulation therapy to reduce the risk of death and hospitalization in patients with advanced heart failure. The trial is expected to enroll up to 2,000 patients with advanced chronic heart failure at leading cardiac centers in the United States and Canada.

o Previously reported findings from Vasogen's double-blind, placebo-controlled phase II clinical trial of its immune modulation therapy in chronic heart failure were presented during the "Novel Treatment and Etiologic Issues in Heart Failure" symposia of the 7th Annual Scientific Meeting of the Heart Failure Society of America in Las Vegas, the largest meeting in North America of scientists and healthcare professionals devoted to heart failure research, and at the "Innovative/Alternative Strategies for Heart Failure in the 21st Century" session of the Heart Failure Summit VIII in Cleveland. Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas, and principal investigator for the U.S. arm of the ACCLAIM trial presented the results.

o Vasogen completed a private placement totaling US$37.9 million, resulting in the issuance of 9.5 million shares at a price of US$4.00 per share. Participants in the private placement included strategic and financial investors, including Quest Diagnostics, WPG Farber Fund, AIG Global Investment, China Development Industrial Bank, George Weiss Associates, Knott Partners, Oakmont Corporation, Straus Asset Management, Sceptre Investment Counsel, and AGF Management. New York-based Needham & Company acted as placement agent for the offering.

o The U.S. Patent and Trademark Office issued patent No. 6,572,895 covering the use of Vasogen's immune modulation therapy in the treatment of chronic heart failure.

o New findings from Vasogen's research program in neuro-inflammation have been selected for presentation during a poster session at Neuroscience 2003, The Society for Neuroscience 33rd Annual Meeting in New Orleans, Louisiana.

A QUARTERLY CONFERENCE CALL WILL BE CONDUCTED ON OCTOBER 16, 2003 AT 4:10 P.M. EASTERN TIME. THE CONFERENCE CAN BE ACCESSED BY CALLING 416-695-5259 OR 1-877-888-4210 TEN MINUTES PRIOR TO THE CALL. AN AUDIO WEB CAST OF THE EVENT WILL ALSO BE AVAILABLE AT WWW.VASOGEN.COM

ABOUT VASOGEN:
Vasogen is a leader in the research and commercial development of immune modulation therapies for the treatment of cardiovascular disease and other inflammatory disorders. Vasogen's immune modulation therapies are designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptosis. Vasogen's lead product is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company is also developing immune modulation therapies for the treatment of additional indications, including neuro-inflammatory diseases.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. FOR THIS PURPOSE, ANY STATEMENTS THAT ARE CONTAINED HEREIN THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WITHOUT LIMITING THE FOREGOING, THE WORDS "BELIEVES," "ANTICIPATES," "PLANS," "INTENDS," "WILL," "SHOULD," "EXPECTS," "PROJECTS," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. YOU ARE CAUTIONED THAT SUCH STATEMENTS ARE SUBJECT TO A MULTITUDE OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS, FUTURE CIRCUMSTANCES, OR EVENTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, THOSE ASSOCIATED WITH THE SUCCESS OF RESEARCH AND DEVELOPMENT PROGRAMS, THE REGULATORY APPROVAL PROCESS, COMPETITION, SECURING AND MAINTAINING CORPORATE ALLIANCES, MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, THE AVAILABILITY OF GOVERNMENT AND INSURANCE REIMBURSEMENTS FOR THE COMPANY'S PRODUCTS, THE STRENGTH OF INTELLECTUAL PROPERTY, FINANCING CAPABILITY, THE POTENTIAL DILUTIVE EFFECTS OF ANY FINANCING, RELIANCE ON SUBCONTRACTORS AND KEY PERSONNEL AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S PUBLIC DISCLOSURE DOCUMENTS OR OTHER FILINGS WITH THE CANADIAN AND U.S. SECURITIES COMMISSIONS OR OTHER SECURITIES REGULATORY BODIES. THE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE HEREOF, AND THE COMPANY DISCLAIMS ANY INTENTION AND HAS NO OBLIGATION OR RESPONSIBILITY, EXCEPT AS REQUIRED BY LAW, TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

                             FINANCIAL TABLES BELOW

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

INTERIM CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)
=======================================================================================================
                                                             AUGUST 31, 2003       NOVEMBER 30, 2002
-------------------------------------------------------------------------------------------------------
                                                                  (Unaudited)
ASSETS
Current assets:
     Cash and cash equivalents                                   $      2,049         $      2,024
     Marketable securities                                             68,429               35,605
     Clinical supplies                                                  3,906                2,645
     Tax credits recoverable                                            1,449                1,379
     Prepaid expenses and other receivables                               385                  518
     --------------------------------------------------------------------------------------------------
                                                                       76,218               42,171

Marketable securities                                                      95                5,086

Capital assets                                                            802                  707
Less accumulated amortization                                             494                  394
-------------------------------------------------------------------------------------------------------
                                                                          308                  313

Acquired technology                                                     4,081                4,081
Less accumulated amortization                                           3,005                2,815
-------------------------------------------------------------------------------------------------------
                                                                        1,076                1,266
-------------------------------------------------------------------------------------------------------
                                                                 $     77,697         $     48,836
=======================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                            $      2,469         $      2,039
     Accrued liabilities                                                1,306                1,291
     --------------------------------------------------------------------------------------------------
                                                                        3,775                3,330

Shareholders' equity (note 2):
     Share capital                                                    171,744              126,673
     Warrants                                                           1,456                   --
     Options                                                              522                   --
     Deficit accumulated during the development stage                 (99,800)             (81,167)
     --------------------------------------------------------------------------------------------------
                                                                       73,922               45,506
-------------------------------------------------------------------------------------------------------
                                                                 $     77,697         $     48,836
=======================================================================================================
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, in thousands of Canadian dollars, except per share amounts)
===================================================================================================================
                                              THREE MONTHS ENDED AUGUST 31,       NINE MONTHS ENDED AUGUST 31,
-------------------------------------------------------------------------------------------------------------------
                                                      2003             2002              2003             2002
-------------------------------------------------------------------------------------------------------------------
Expenses:
     Research and development                  $     5,794      $     2,527       $    14,218      $     8,542
     General and administration                      2,581            2,018             7,174            5,626
     Foreign exchange loss (gain)                   (2,206)              39            (1,910)             286
-------------------------------------------------------------------------------------------------------------------

Loss before the undernoted                          (6,169)          (4,584)          (19,482)         (14,454)

Investment income                                      299              343               849              707
-------------------------------------------------------------------------------------------------------------------

Loss for the period                                 (5,870)          (4,241)          (18,633)         (13,747)

Deficit, beginning of period                       (93,930)         (71,166)          (81,167)         (61,660)
-------------------------------------------------------------------------------------------------------------------
Deficit, end of period                         $   (99,800)     $   (75,407)      $   (99,800)     $   (75,407)
===================================================================================================================
Basic and diluted loss per share (note 2(b))   $     (0.10)     $     (0.08)      $     (0.34)     $     (0.28)
===================================================================================================================
See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands of Canadian dollars)
===================================================================================================================
                                              THREE MONTHS ENDED AUGUST 31,       NINE MONTHS ENDED AUGUST 31,
-------------------------------------------------------------------------------------------------------------------
                                                      2003             2002              2003             2002
-------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the period                        $   (5,870)     $    (4,241)      $   (18,633)     $   (13,747)
     Items not involving cash:
         Amortization of capital assets
           and acquired technology                      97               96               290              281
         Foreign exchange loss (gain)               (2,183)              94            (1,842)             246
         Stock-based compensation
           to non-employees                             88               --               209               --
     Change in non-cash operating
       working capital                                (427)            (404)             (747)          (2,400)
-------------------------------------------------------------------------------------------------------------------
                                                    (8,295)          (4,455)          (20,723)         (15,620)

Financing:
     Shares issued for cash                         50,669               --            50,669           25,000
     Share issue costs                              (4,069)             (17)           (4,038)          (1,920)
     Warrants exercised for cash                        --               30                --               55
     Options exercised for cash                        134              280               209              464
-------------------------------------------------------------------------------------------------------------------
                                                    46,734              293            46,840           23,599

Investments:
     Increase in capital assets                         (6)             (57)             (103)             (84)
     Purchases of marketable securities            (48,161)            (419)          (48,861)         (23,781)
     Maturities of marketable securities            10,543            5,360            22,916           16,831
-------------------------------------------------------------------------------------------------------------------
                                                   (37,624)           4,884           (26,048)          (7,034)

Foreign exchange loss on cash
   held in foreign currency                            (29)              (1)              (44)              (3)
-------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                  786              721                25              942

Cash and cash equivalents,
   beginning of period                               1,263            1,408             2,024            1,187

-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                                $    2,049      $     2,129       $     2,049      $     2,129
===================================================================================================================

Supplemental disclosure of non-cash financing activities:
     Options issued for share
       issuance cost (note 2(a))                $    1,769      $        --       $     1,769      $        --

===================================================================================================================
See accompanying notes to interim consolidated financial statements.

VASOGEN INC. (A DEVELOPMENT STAGE COMPANY)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Three months and nine months ended August 31, 2003
(Unaudited)
================================================================================

Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease and has not had any commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors. All amounts are expressed in Canadian dollars unless otherwise noted.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not conform in all respects to the requirements for GAAP for annual financial statements. These interim consolidated financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended November 30, 2002.

1.   SIGNIFICANT ACCOUNTING POLICIES:

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements, with the exception of the Company's adoption of the following new Canadian accounting standards:

(a)  Stock-based compensation:

The Company adopted The Canadian Institute of Chartered Accountants' ("CICA") new Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, effective for December 1, 2002. The Company will (i) maintain its current policy of accounting for employee stock-based compensation using the settlement method, and (ii) change its policy to record compensation costs for stock options issued on or after December 1, 2002 to non-employees at fair value. The fair value of the non-employee stock options granted after December 1, 2002 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out in note 2(c). This change in policy for the accounting of non-employee stock options has been applied prospectively. In addition, the Company discloses the pro forma effect on operations as if the Company has measured employment options using the fair value method in note 2(c).

(b)  Intangibles:

The Company adopted the CICA's new Handbook Section 3062, Goodwill and Intangibles, effective December 1, 2002. The Company's current policy is consistent with the new standard and will have no material impact on the Company's financial position or results of operations.

(c)  Guarantees:

The Company adopted the CICA's Accounting Guideline 14, Disclosure of Guarantees, effective December 1, 2002. Accounting Guideline 14 requires certain disclosures to be made by the guarantor about its obligations under guarantees. Management believes there are no material guarantees for disclosure.

2.   SHARE CAPITAL:

(a)  Common shares, warrants and options:
================================================================================
                                        AUGUST 31, 2003       NOVEMBER 30, 2002
--------------------------------------------------------------------------------
                                             (Unaudited)
Issued and outstanding:
Common shares (i)                                 61,538               51,935
Warrants (ii)                                      1,235                  875
Options (ii), (iii) and 2(c)                       3,362                2,271
================================================================================

(i) In July 2003, the Company issued 9,477,986 common shares for gross proceeds of $50,669,313 (net proceeds of $46,631,000 after cost of issuance, excluding the fair value of warrants and options (note 2(a)(ii)). In addition, during the nine-month period, the Company received proceeds of $209,000 on the exercise of 125,720 options.

(ii) In connection with the offering of common shares, the Company granted 360,000 warrants and 77,500 options to the agent and other advisors. These warrants and options have been ascribed a fair value of $1,456,000 and $313,000, respectively, with the associated cost being reflected as a cost of issuing the related common shares. Each warrant and option entitles the holder to purchase one common share at U.S. $4.69 per unit until July 2, 2006. As of August 31, 2003, none of these warrants or options had been exercised.

(iii)In addition to the options granted to the agent and other advisors, the Company issued 220,942 options to non-employees having a fair value of $209,000.

(b)  Basic and diluted loss per share:

===================================================================================================================
                                                THREE MONTHS ENDED AUGUST 31,       NINE MONTHS ENDED AUGUST 31,
                                                         2003            2002             2003            2002
-------------------------------------------------------------------------------------------------------------------
Loss for the period                                $   (5,870)     $   (4,241)     $   (18,633)    $   (13,747)
===================================================================================================================
Weighted average number of common shares outstanding:
Basic                                                  58,172          51,843           54,019          48,346
===================================================================================================================
Loss per share:
     Basic and diluted                             $    (0.10)     $    (0.08)     $     (0.34)    $     (0.28)
===================================================================================================================

VASOGEN INC. (A DEVELOPMENT STAGE COMPANY)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Three months and nine months ended August 31, 2003
(Unaudited)
================================================================================

2. SHARE CAPITAL (CONTINUED):

(c)  Stock-based compensation:
In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to replace the Company's existing stock option plan (the "Existing Plan"). All future grants of options will be made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 2,000,000 common shares under the 2003 Employee Plan and 250,000 common shares under the 2003 Director Plan. Options granted under these plans will have a maximum term of 10 years and will generally vest over a period of up to four years. The exercise price shall not be less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option.

================================================================================
                                                             WEIGHTED AVERAGE
                                                 OPTIONS       EXERCISE PRICE
--------------------------------------------------------------------------------
Balance, December 1, 2002                          2,271            $    4.68
Issued                                             1,295                 4.66
Exercised                                           (126)                1.66
Expired or cancelled                                 (78)                9.11
--------------------------------------------------------------------------------
Balance, end of period                             3,362                 4.68
================================================================================
Exercisable, August 31, 2003                       1,762
================================================================================

The following table provides information on options outstanding and exercisable as of August 31, 2003:

=====================================================================================================
                           OPTIONS OUTSTANDING            WEIGHTED       OPTIONS EXERCISABLE
                                          WEIGHTED         AVERAGE                      WEIGHTED
                                           AVERAGE       REMAINING                       AVERAGE
                             NUMBER       EXERCISE     CONTRACTUAL         NUMBER       EXERCISE
EXERCISE PRICE          OUTSTANDING          PRICE    LIFE (YEARS)    EXERCISABLE          PRICE
-----------------------------------------------------------------------------------------------------
$1.00 - $  2.26                 463       $   1.20             0.3            463        $  1.20
$2.27 - $  5.65               1,919           3.94             5.7            477           3.35
$5.66 - $  9.04                 770           7.11             2.3            615           7.03
$9.05 - $11.30                  210          10.07             2.2            207          10.08
-----------------------------------------------------------------------------------------------------
                              3,362                            3.9          1,762
=====================================================================================================

The following table provides information on warrants outstanding and exercisable as of August 31, 2003.
================================================================================
Balance, December 1, 2002                                                  875
Issued                                                                     360
--------------------------------------------------------------------------------
Balance, end of period                                                   1,235
================================================================================
Exercisable, August 31, 2003                                             1,235
================================================================================

The fair value of the employee and non-employee stock-based compensation has been estimated at the grant date, for all grants made after November 30, 2002, under the following assumptions:
================================================================================
Dividend yield                                                              --
Weighted average risk-free interest rate                                  4.26%
Volatility factor of the expected market price of the Company's
   common shares                                                            81%
Weighted average expected life of the employment options               4 years
================================================================================

The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in 2003 was $2.87.

CICA Handbook Section 3870 does not require the recording of compensation cost at fair value for options issued to employees; it does require disclosure of pro forma net loss and loss per share information as if the Company had measured options issued to employees under the fair value method and recognizes the fair value over the vesting period. This information is as follows:

==================================================================================================
                                                      THREE MONTHS ENDED    NINE MONTHS ENDED
                                                         AUGUST 31, 2003      AUGUST 31, 2003
--------------------------------------------------------------------------------------------------
Loss for the period                                         $     (5,870)        $    (18,633)
Compensation expense - employees                                    (128)                (817)
--------------------------------------------------------------------------------------------------
Pro forma loss for the period                               $     (5,998)        $    (19,450)
==================================================================================================
Loss per share:
     Pro forma loss per share - basic and diluted           $      (0.10)        $      (0.36)
==================================================================================================

The above pro forma disclosure excludes the effect of stock option awards granted before December 1, 2002.

The effect of applying CICA Handbook Section 3870 to calculate employee compensation costs may not be representative of the effects on pro forma net loss in future periods.

3.   SEGMENTED INFORMATION:
The Company operates in one business segment, being the development of immune modulation therapies. The capital assets are primarily located in Canada and the acquired technology is located in Ireland.